SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Corio, Inc.
		-------------------------------------------------
                              (Name of Issuer)

                                Common Stock
		-------------------------------------------------
                       (Title of Class of Securities)

                                218875102
			-------------------------------
                              (CUSIP Number)

				David Zarfes, Esq.
             Executive Vice President, General Counsel and Corporate Secretary
                           Cap Gemini Ernst & Young U.S. LLC
			    1114 Avenue of the Americas
			       New York, N.Y. 10036
				  (212) 944-6464

		--------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              October 13, 2000
		----------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  218875102                     13G

1        NAME OF REPORTING PERSONS

          Cap Gemini Ernst & Young U.S. LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) (_)
                                                            (b) (_)
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
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                               5          SOLE VOTING POWER
                                           3,294,143 shares of Common Stock:
                                           Consisting of 960,810 shares of
                                           common stock and warrants to
                                           purchase 2,333,333 shares of
                                           common stock
                                           -------------------------------
NUMBER OF                      6          SHARED VOTING POWER
SHARES                                               -0-
BENEFICIALLY                               -------------------------------
OWNED BY                       7          SOLE DISPOSITIVE POWER
EACH                                       3,294,143 shares of Common Stock:
REPORTING                                  Consisting of 960,810 shares of
PERSON                                     common stock and warrants to
WITH                                       purchase 2,333,333 shares of
                                           common stock
                                           -------------------------------
                               8          SHARED DISPOSITIVE POWER
                                                     -0-
--------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           3,294,143 shares of Common Stock:
           Consisting of 960,810 shares of common stock and warrants
           to purchase 2,333,333 shares of common stock
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                              (_)
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.36%
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12        TYPE OF REPORTING PERSON
            OO
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13        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)



Item 1.

            (a) Name of Issuer:   Corio, Inc.
                  ------------------------------------
            (b) Address of Issuer's Principal Executive Offices:
                  ----------------------------------------------

                        959 Skyway Road, Suite 100
                        San Carlos, California 94070

Item 2.

            (a) Name of Person Filing:   Cap Gemini Ernst & Young U.S. LLC
                  ---------------------------------------------------------
            (b) Address of Principal Business Office:
                  --------------------------------------------

                        750 Seventh Avenue
                        New York, N.Y. 10019

            (c) Citizenship:    Delaware
                  ----------------------------

            (d) Title of Class of Securities:  Common Stock
                  --------------------------------

            (e) CUSIP Number:    218875102
                --------------------

Item 3.	 Not Applicable.
             ------------------

Item 4.	 Ownership
             -------------

            (a) Amount Beneficially Owned:  3,294,143 shares of common stock:
                 Consisting of 960,810 shares of common stock and warrants to purchase 2,333,333 shares of common stock
                 -------------------------------------


             (b) Percent of Class:  6.36%
                   -------------------------------


            (c) Number of shares as to which such person has:
                 -------------------------------------------------------

              (i)  sole power to vote or to direct the vote
                    3,294,143  shares of Common Stock:
                    Consisting of 960,810 shares of common stock and warrants to purchase 2,333,333 shares of common stock
                    -----------------------------------------------

              (ii)  shared power to vote or to direct the vote  -0-
                     -------------------------------------------------

              (iii) sole power to dispose or to direct the
                     --------------------------------------------
                    disposition of 3,294,143  shares of Common Stock:
                    Consisting of 960,810 shares of common stock
                    and warrants to purchase 2,333,333
                    shares of common stock
                    ---------------------------------------

              (iv)  shared power to dispose or to direct the
                      -----------------------------------------------
                      disposition of        -0-
                      -----------------

Item 5.    Ownership of Five Percent or Less of a Class
           ------------------------------------------------------

                Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person
           ----------------------------------------------------------

          The members of Cap Gemini Ernst & Young U.S. LLC are:

                                                CGEY Holding Inc.
                                                1114 Avenue Of The Americas
                                                New York, NY 10036

                                                Cap Gemini America, Inc.
                                                1114 Avenue Of The Americas
                                                New York, NY 10036

          CGEY Holding Inc. is wholly owned by

                                                Cap Gemini America, Inc.
                                                1114 Avenue Of The Americas
                                                New York, NY 10036

          Cap Gemini America, Inc. is wholly owned by

                                                Cap Gemini S.A.
                                                11, rue de Tilsitt
                                                Paris, France 75017

     By virtue of their ownership interests, each of the above listed companies may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         -------------------------------------------------------------------
             Security Being Reported on By the Parent Holding Company
             ---------------------------------------------------------------

             Not Applicable.

Item 8.  Identification and Classification of Members of the Group
         -------------------------------------------------------------------

             Not Applicable.

Item 9.  Notice of Dissolution of a Group
         ----------------------------------------

             Not Applicable.

Item 10. Certification
         ---------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    [Remainder of page intentionally blank]





                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    October 19, 2000


                                    CAP GEMINI ERNST & YOUNG U.S. LLC


                                    By:      /s/ Francois-Xavier Floren
                                                ---------------------------
                                                Francois-Xavier Floren
                                                Deputy Chief Financial Officer